Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 333-SILV Silver Screen III

Second Quarter Report

June 30, 1996

Dear Limited Partner:

     The 1996 second quarter cash distribution totals $1.8 million, bringing total distributions since the Partnership's inception to approximately $429 million.

     Second quarter revenue was generated principally from the U.S. syndicated television market for "Benji the Hunted" and "Honey, I Shrunk the Kids."

     Nearly all of the films in our portfolio have been released in existing markets and territories. "Who Framed Roger Rabbit" and "Three Men and a Baby" have yet to become available to appear on either U.S. syndicated television or basic cable television (USA Network). We anticipate that these two films will be released in these television markets by late 1997.

     Revenues will continue to be distributed to investors until the closing of the Disney buyout of the Partnership's interest in the Silver Screen III-Disney Joint Venture. The receipt of the buyout payment from Disney is scheduled to occur on September 30, 1997. We expect that the final distribution and dissolution of the Partnership will take place by the end of 1997. In the interim, however, revenue in upcoming quarters may again be insufficient to justify making a cash distribution.

     Our Third Quarter Report will be mailed in October. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M.

Sincerely,




/s/ Roland W. Betts                     /s/ Tom A. Bernstein
- -------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President




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





BALANCE SHEETS (UNAUDITED)

                                                      June 30, 1996  December 31, 1995
                                                      -------------  -----------------
ASSETS

Current assets:
Cash .................................................   $  134,798         $  247,033
Temporary investments (at cost plus accrued interest,
  which approximates market) (Note 1) ................    3,761,156          3,244,285
                                                         ----------         ----------
Total current assets .................................    3,895,954          3,491,318
Investment in Joint Venture (Note 2) .................    2,793,290          2,862,545
                                                         ----------         ----------
                                                         $6,689,244         $6,353,863
                                                         ==========         ==========

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
Due to managing general partner ......................   $   33,424         $   47,150
                                                         ----------         ----------
Total current liabilities ............................       33,424             47,150
Other liabilities ....................................      100,000            106,790
                                                         ----------         ----------
Total liabilities ....................................      133,424            153,940
                                                         ----------         ----------
Partners' equity:
General partners .....................................         --                 --
Limited partners .....................................    6,555,820          6,199,923
                                                         ----------         ----------
Total partners' equity ...............................    6,555,820          6,199,923
                                                         ----------         ----------
                                                         $6,689,244         $6,353,863
                                                         ==========         ==========

                       See notes to financial statements.

STATEMENTS OF OPERATIONS (UNAUDITED)

                                                     Three Months        Six Months      Three Months        Six Months
                                                            Ended             Ended             Ended             Ended
                                                    June 30, 1996     June 30, 1996     June 30, 1995     June 30, 1995
                                                    -------------     -------------     -------------     -------------
REVENUES:

Income from Joint Venture (Note 2) ................    $2,039,091        $3,172,659        $1,169,252        $2,040,883
Interest income ...................................        37,388            70,942            66,389           129,509
                                -                      ----------        ----------        ----------        ----------
                                                        2,076,479         3,243,601         1,235,641         2,170,392

COSTS AND EXPENSES:

General and administrative expenses ...............       119,715           450,204           262,899           547,365
                                -                      ----------        ----------        ----------        ----------
Net income ........................................    $1,956,764        $2,793,397        $  972,742        $1,623,027
                                                       ==========        ==========        ==========        ==========

NET INCOME ALLOCATED TO:

General partners ..................................    $   19,568        $   27,934        $    9,727        $   16,230
Limited partners ..................................     1,937,196         2,765,463           963,015         1,606,797
                                -                      ----------        ----------        ----------        ----------
                                                       $1,956,764        $2,793,397        $  972,742        $1,623,027
                                                       ==========        ==========        ==========        ==========

Net income per a $500 limited partnership unit
 (based on 600,000 units outstanding) .............    $     3.23     $        4.61     $        1.61     $       2.68
                                                       ==========        ==========        ==========        ==========


                       See notes to financial statements.



STATEMENTS OF PARTNERS' EQUITY (UNAUDITED)

                                                                                           Year Ended December 31, 1995
                                                                                     and Six Months Ended June 30, 1996
                                                                 ======================================================
                                                                 General Partners     Limited Partners         Total
                                                                 ----------------     ----------------         -----
Balance, January 1, 1995 ....................................       $     --           $ 6,790,976         $ 6,790,976
Net income, 1995 ............................................            37,589          3,721,358           3,758,947
Distributions, 1995 .........................................          (870,000)        (3,480,000)         (4,350,000)
Allocation under Treasury Regulation Section 1.704-1(b) .....           832,411           (832,411)               --
                                                                    ------------       -----------         -----------

Balance, December 31, 1995 ..................................              --            6,199,923           6,199,923
NET INCOME, SIX MONTHS 1996 .................................            27,934          2,765,463           2,793,397
DISTRIBUTIONS DURING SIX MONTHS 1996 ........................          (487,500)        (1,950,000)         (2,437,500)
ALLOCATION UNDER TREASURY REGULATION SECTION 1.704-1(b) .....           459,566           (459,566)               --
                                                                    ------------       -----------         -----------
                                                                    $     --           $ 6,555,820         $ 6,555,820
                                                                    ============       ===========         ===========

                       See notes to financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       Six Months Ended   Six Months Ended
                                                          June 30, 1996      June 30, 1995
                                                       ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income ........................................         $ 2,793,397        $ 1,623,027
Adjustments to reconcile net income to net cash
  provided by operating activities:
(Increase) decrease in accrued interest receivable              (10,393)            23,372
Net change in operating assets and liabilities:
  Decrease in other liabilities ...................              (6,790)              --
  Decrease in due to managing general partner .....             (13,726)           (10,085)
                                                            -----------        -----------
Net cash provided by operating activities .........           2,762,488          1,636,314
                                                            -----------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

Distributions received from Joint Venture
  less than equity in income .......................              --             (989,474)
Decrease in investment in Joint Venture ...........              69,255               --
(Purchase) sale of temporary investments, net .....            (506,478)         1,182,342
                                                            -----------        -----------
Net cash (used in) provided by investing activities            (437,223)           192,868
                                                            -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to partners .........................          (2,437,500)        (1,725,000)
                                                            -----------        -----------
Net cash used in financing activities .............          (2,437,500)        (1,725,000)
                                                            -----------        -----------
Net (decrease) increase in cash ...................            (112,235)           104,182
Cash, beginning of year ...........................             247,033            103,007
                                                            -----------        -----------
Cash at end of six months .........................         $   134,798        $   207,189
                                                            ===========        ===========

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS



1. TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


2. INVESTMENT IN JOINT VENTURE

The investment in the Joint Venture was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The investment in the Joint Venture on January 1, 1996 totaled $2,862,545.

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $125,000,000 in cash (subject to certain adjustments with respect to revenues received by the Partnership from the exploitation of the film "Oliver & Co."). Closing is scheduled to occur on September 30, 1997 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture as required by the Distribution Agreement for all revenues received by BV through August 31, 1997.

As a result of the Buyout Agreement the Partnership is using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and the investment will be reduced in proportion that actual cash received bears to ultimate revenues expected.





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